EXHIBIT 99.1

Share Transfer Agreement

Transferor (" Party A"): Lishui Xincai Industrial Co., Ltd.

Legal representative: Wangfeng Yan

Address: 3F, Building 1, No. 10, Censhan Road, Nanmingshan Street, Liandu District, Lishui City, Zhejiang Province

Transferee ("Party B"): Lishui Chida Logistics Co., LTD

Legal representative: Aijuan Pan

Address:Room 110-14, No. 162 Xianglong Road, Nanmingshan Street, Liandu District, Lishui City, Zhejiang Province (Lijing National Industrial Park)

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (the “target company") was established in Lishui City, Zhejiang Province on September 5, 2002 with a registered capital of RMB 100 million and 100% held and operated by Party A. Party A would like to transfer, and Party B would like to accept, 100% of the shares of the target company held by Party A.

In accordance with the provisions of the Company Law of the People's Republic of China and the Contract Law of the People's Republic of China, the parties have reached the following agreement on the transfer of shares:

1. Qualifications

1.1 Party A is a legally established and validly existing independent legal entity, the Uniform social credit code is: [XXXXXX]. Party A has received necessary approval required for the transfer of all the shares of the target company.

1.2 Party B is a legally established and valid existing independent legal entity, and its Uniform social credit code is: [XXXXXX].

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2. Share Transfer

2.1 Party A hereby agrees to sell all shares and assets it holds in the target company to Party B, and Party B agrees to purchase all such shares and assets of the target company. After the transfer is completed, Party B shall hold 100% of the shares of the target company.

2.2 As of March 16, 2024, the creditors’ rights to and liabilities of the target company have been accounted for without concealment, which have been acknowledged and agreed upon by both parties.

3. Purchase Price and Payment Method

3.1 Party A agrees to transfer 100% of its shares of the target company to Party B under the conditions set out in this Agreement, and the total price for the shares is RMB 1,800,000.

3.2 Party B shall pay the purchase price in cash as follows:

Within 15 days after the execution and effectiveness of this Agreement, the entire purchase price, i.e. RMB 1,800,000, shall be paid.

4. Party A’s Representations

4.1 Party A warrants that it has full power and authority to sell and transfer the shares of the target company to party B and that there are no undisclosed guarantees, pledges or other legal disputes in the transferred shares.

4.2 The transfer of the shares of the target company has been approved by the target company and Party A’s organizational authorization.

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5. Party B’s Representations

5.1 Party B recognizes and shall abide by the amended articles of association of the target company.

5.2 Party B has obtained the organizational approval and authorization for the purchase of the shares of the target company.

5.3 Party B promises that the funds used for acquisition come from its own legally owned funds.

6. Transfer Fees and Change of Registration

6.1 Party A shall, after consultation with the target company, handle the registration procedures for the share transfer with the State Administration of Market Regulation (SAMR) and approvals or consents of other agencies.

6.2 The parties agree that Party B shall bear all the relevant expenses incurred in handling the share transfer procedure agreed herein.

6.3 Party B shall not, from the date of the purchase of all the shares of the target company, demand payment of any fees in any way from Party A who has already sold the shares of the target company.

6.4 Party B accepts all equipment, facilities and auxiliary equipment of the company without any conditions attached.

6.5 The date on which this agreement is signed shall be the closing date of the transaction on which the ownership rights to the transferred shares officially transfer.

6.6 Before signing this agreement, Party A has completed the transfer of all relevant documents of the target company, such as seals, licenses, and certificates, to Party B.

7. Rights and Obligations of The Shareholder

7.1 From the date of signing this agreement, Party A will no longer enjoy the rights of a shareholder of the target company and will no longer perform the obligations of a shareholder.

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7.2 From the date of signing this agreement, Party B shall enjoy the rights and fulfil the obligations of a shareholder of the target company. If necessary, Party A shall assist Party B in exercising the rights of a shareholder and fulfilling the obligations of a shareholder, including signing relevant documents in the name of Party A.

8. Patent Transfer

Party A shall transfer the rights to the patent that the target company legally owned, a utility model related to a filling and fixing device for the bottles for plant nutrient solution [Patent Number: 201521127995.4] to a company designated by Party A. Party A shall pay the transfer fee.

9. Amendment and Termination of the Agreement

This Agreement may be amended or terminated in any of the following circumstances. Both parties shall sign an amendment or termination agreement.

9.1 This Agreement cannot be performed due to force majeure or an external cause that cannot be prevented at no fault of a party;

9.2 One party loses its actual performance capability;

9.3 The breach of contract by one party has seriously affected the economic interests of the other party;

9.4 Due to changes in the circumstances, both parties reach an agreement through consultation;

9.5 Other reasons as agreed herein for an amendment or termination of the agreement.

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10. Liability for Breach of Contract

10.1 If a party fails to perform the Agreement or materially breaches any of the terms of this Agreement, the defaulting party shall compensate the non-defaulting party for all economic losses. Unless otherwise stipulated in the Agreement, the non-defaulting party also has the right to request the termination of this Agreement and to seek compensation from the defaulting party for all the financial losses suffered by the non-defaulting party.

10.2 If Party B fails to make timely payment for the shares according to Article 2 of this agreement, a late payment fee of 1‰ of the late amount shall be paid as penalty for each late payment day. After Party B has paid the late payment penalty to Party A, if the losses to Party A exceeds the amount of the late penalty or Party A has other damages due to Party B’s breach of contract, Party A shall maintain the rights to claim compensation for the excess or other damages.

11. Confidentiality Clause

11.1 Without the written consent of the other party, neither party shall disclose to the third party any business secret or related information known during the performance of the Agreement, nor shall it disclose the contents of this Agreement and related materials to any third party, except for those that are required to be disclosed by laws and regulations.

11.2 The confidentiality clause is an independent clause, and this clause is valid regardless of whether this Agreement is signed, changed, cancelled or terminated.

12. Dispute Resolution Clause

Any dispute between Party A and Party B arising from the performance of this Agreement or related to this Agreement shall be settled through friendly negotiation. If the negotiation fails, either party has the right to resolve it in the first method below:

12.1 File a lawsuit with the people's court of the place where the Agreement is signed.

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12.2 File a lawsuit in the People's Court of the place where Party A is located.

12.3 File a lawsuit in a people's court with jurisdiction.

13. Effectiveness and others

13.1 This Agreement shall be effective immediately after both parties stamp on it.

13.2 After the Agreement becomes effective, if one party needs to amend this Agreement, it shall notify the other party in writing (1) one business day in advance and sign a supplementary agreement after negotiation. Supplementary agreement shall have the same effect as this Agreement.

13.3 The Agreement is made in quadruplicate, each of which shall have the same legal effect. Each party shall hold one copy and the rest shall be submitted to the relevant authorities for approval or filing.

13.4 The Agreement is made on March 16, 2024, in Lishui City.

Party A: (stamp)	Party B: (stamp)

Legal Representative (Signature):	Legal Representative (Signature):

/s/ Wangfeng Yan	/s/ Aijuan Pan

Date: March 16, 2024	Date: March 16, 2024

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